UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lehmann, Nolan
   515 W. Greens Rd. Ste. 500
   Houston, TX  77067
2. Issuer Name and Ticker or Trading Symbol
   Paracelsus Healthcare Corporation
   PLS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |09/07/|P   | |5,000             |A  |$0.6875    |5,000              |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/10/|P   | |5,000             |A  |$0.9375    |5,000              |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Previously Reported        |      |    | |                  |   |           |6,000              |D     |                           |
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                           |      |    | |                  |   |           |------------       |      |                           |
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Total Direct Ownership     |      |    | |                  |   |           |16,000             |D     |                           |
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Common Stock               |09/02/|J   | |957,387           |A  |$0.75      |957,387            |I     |Note 3                     |
                           |99    |    | |                  |   |           |                   |      |                           |
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Previously Reported        |      |    | |                  |   |           |1,263,058          |I     |Note 1                     |
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Previously Reported        |      |    | |                  |   |           |338,249            |I     |Note 2                     |
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Previously Reported        |      |    | |                  |   |           |1,000              |I     |By Spouse                  |
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                           |      |    | |                  |   |           |--------------     |      |                           |
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Total                      |      |    | |                  |   |           |2,575,694          |      |                           |
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                           |      |    | |                  |   |           |=========          |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1 - Shares owned by Equus II Incorporated ("Equus II"). Mr. Lehmann is a director and the president of
Equus II and Equus II's Managing Partner, Equus Capital Management Corporation.
 Mr. Lehmann disclaims
beneficial ownership of shares held by Equus
II.
Note 2 - Shares owned by Equus Capital Partners, L.P. ("ECP"). Mr Lehmann is a director and the president of
ECP's Managing Partner, Equus Capital Management Corporation. Mr. Lehmann disclaims beneficial ownership of shares held by
ECP.
Note 3 - Reflects 755,155 shares and 202,232 shares, which Equus II and ECP received, respectively, from Park
Hospital GmbH in the settlement of litigation effective September 2, 1999. Mr. Lehmann disclaims beneficial ownership of these shares.
SIGNATURE OF REPORTING PERSON
Mai-Phuong N. Garland, Attorney-in-Fact
DATE
10/12/99